Exhibit 12.1

UQM Technologies, Inc.

Ratio of Earnings to Fixed Charges

The following table sets forth our net loss and fixed charges for the periods shown:

	Quarter Ended June 30,	Year Ended March 31,
	2015	2015	2014	2013	2012	2011
Net loss	$(2,224,251)	$(5,988,530)	$(2,773,244)	$(10,688,312)	$(4,928,520)	$(1,992,358)
Fixed charges	-	-	-	-	-	-

During the quarter ended June 30, 2015 and for each of the previous five fiscal years, we do not have and have not had any indebtedness and accordingly no fixed charges.